03 JAN 31 AM 7:21

EXEMPTION 82-3295

PECOM

Buenos Aires, January 28, 2003.

03003524

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

We enclose herewith press releases issued by the Company on January 24, 2003.

Sincerely yours,

Jorge de la Rua
Attorney

Daniel Casal
Attorney

dlw 2/4

PECOM

CONCLUSION OF EXCHANGE OFFER OF NOTES
(LS Series 1999-1 Financial Trust)

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, January 24, 2003 - Pecom Energía S.A. (Buenos Aires: Peco), has announced today the completion of its offer to exchange Class N Notes for Notes due June 9, 2002 (the "Notes") issued under the LS Series 1999-1 Financial Trust with the HSBC Bank Argentina S.A. as Trustee.

In connection with such exchange offer, Pecom Energía S.A. received and accepted Noteholders tenders equivalent to 96.0594% of the aggregate principal amount of outstanding Notes. In turn, and in accordance with the terms and conditions of the exchange offer, Pecom Energía S.A. issued Class N Notes in a principal amount of US$ 97,020,000.

Class N Notes issued under Pecom Energía S.A.'s Program for the issue of Medium Term Notes will be repaid in two installments, the first one of 9.90099 % of the aggregate principal amount of Class N Notes on the date of issue, and the remaining amount in June 2011. Class N Notes will bear interest at 1.6156612% on the aggregate principal amount of Class N Notes on the date of issue and at LIBOR + 1% p.a. on the outstanding principal amount, as from December 28, 2002.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals and power generation, transmission and distribution.